Mail Stop 3561

February 21, 2008

*By U.S. Mail and facsimile to (817) 415-3703*

Julian C. Day
Chairman and Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, TX  76102

> **Re:    RadioShack Corporation**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 1-05571**

Dear Mr. Day:

We have reviewed your January 4, 2008 response to our comments of December 12, 2007.  Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the long-term incentive plan for performance periods that were in progress during the completed fiscal year.  Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing.  As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.  We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc:    Robert C. Donohoo
Vice President & General Counsel